UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street

Toronto, Ontario, Canada M5H 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F       ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-290048).

EXHIBIT INDEX

The following Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Common Share Purchase Warrant
99.3	Placement Agency Agreement, dated September 25, 2025 by and between DeFi Technologies Inc. and Joseph Gunnar & Co., LLC
99.4	Material Change Report
99.5	Consent of Farris LLP
99.6	Press Release dated September 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DeFi Technologies Inc.

Date: September 26, 2025	By:	/s/ Kenny Choi
		Name:	Kenny Choi
		Title:	Corporate Secretary

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